**LINCOLN INVESTMENT PLANNING, LLC
AND SUBSIDIARIES**

**Consolidated Statement of Financial Condition
December 31, 2021
With Report of Independent Registered Public Accounting Firm**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-14354 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Investment Planning, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Office Center Drive Suite 300
(No. and Street)

| Fort Washington | PA | 19034 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Diane McCarthy | (215) 881-4656 | dmccarthy@lincolninvestment.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mitchell & Titus, LLP
(Name – if individual, state last, first, and middle name)

| 1818 Market Street | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 523 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Diane McCarthy_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Lincoln Investment Planning, LLP_____, as of __December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
Nancy L. Heffner, Notary Public
Montgomery County
My commission expires December 30, 2023
Commission number 1015509
Member, Pennsylvania Association of Notaries

Signature: _Diane McCarthy_____

Title: _____
　　　Chief Financial Officer

_Nancy L. Heffner_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

**LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES**
Consolidated Statement of Financial Condition
December 31, 2021

## TABLE OF CONTENTS



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Lincoln Investment Planning, LLC

*Opinion on Consolidated Statement of Financial Condition*

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiaries (the Company) as of December 31, 2021. In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

*Mitchell & Titus, LLP*

We have served as the Company's auditor since 2010.

Philadelphia, PA
February 28, 2022

2000 Market Street
Philadelphia, PA 19103

**T** +1 215 561 7300
**F** +1 215 569 8709

**mitchelltitus.com**

# LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
## Consolidated Statement of Financial Condition
### December 31, 2021

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 38,024,065 |
| Cash segregated under federal and other regulations | | 32,208,024 |
| Commissions receivable | | 8,741,862 |
| Advisory fees receivable | | 162,819 |
| Fees receivable | | 1,442,965 |
| Advances to financial representatives, net of provision for doubtful accounts of $310,091 | | 1,455,340 |
| Receivable from customers | | 278,275 |
| Receivable from providers | | 9,630 |
| Prepaid expenses | | 3,146,172 |
| Receivable from affiliates-current | | 432,505 |
| Receivable from affiliates-long term | | 862,015 |
| Notes receivable from financial representatives and others | | 4,587,431 |
| Operating lease right-of-use assets, net | | 10,409,468 |
| Deposits with clearing organizations and others | | 2,920,284 |
| Goodwill and other intangible assets, net of accumulated amortization of $2,011,326 | | 19,413,566 |
| Other assets | | 1,467,082 |
| **Total assets** | $ | 125,561,503 |

**LIABILITIES AND MEMBER'S EQUITY**

*Liabilities*

| | | |
|---|---|---:|
| Payable to customers | $ | 13,118,845 |
| Commissions payable | | 10,084,862 |
| Payable to retirement plan | | 1,347,946 |
| Payable to affiliates | | 1,359,813 |
| Accounts payable and accrued expenses | | 15,632,623 |
| Operating lease liabilities-current | | 2,485,352 |
| Operating lease liabilities-long term | | 9,546,292 |
| Deferred advisory revenue | | 458,356 |
| Total liabilities | | 54,034,089 |

*Member's equity*

| | | |
|---|---|---:|
| Member's equity | | 71,527,414 |
| **Total liabilities and member's equity** | $ | 125,561,503 |

The accompanying notes are an integral part of the consolidated statement of financial condition.

**LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES**
Notes to Consolidated Statement of Financial Condition
December 31, 2021

**NOTE 1    ORGANIZATION AND DESCRIPTION OF BUSINESS**

Lincoln Investment Planning, LLC and Subsidiaries (the Company) are in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment adviser registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln is a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Lincoln's proprietary *Retirement and Investor Solutions* self-clearing platform accounts for approximately 37% of its clients' assets. Approximately 43% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

Lingren, LLC (Lingren) is a single member Pennsylvania limited liability company with Lincoln as its sole member. Lingren had purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs. All securities business of Lingren is transacted through financial representatives registered with Lincoln.

On January 3, 2017, the Parent acquired Legend Group Holdings, LLC (LGH) from First Allied Holdings, Inc. At the time of the purchase, LGH owned all of the outstanding shares of Legend Equities Corporation, Legend Advisory Corporation, Advisory Services Corporation, and The Legend Group, Inc.

In addition, Legend Equities owned all of the outstanding shares of LEC Insurance Agency, Inc. Further, on January 3, 2017, Legend Equities merged into Lincoln and LEC Insurance became a wholly owned subsidiary of Lincoln. Effective January 3, 2017, Legend Advisory, Advisory Services, The Legend Group and LEC Insurance became single member limited liability companies with their respective states. Effective August 22, 2018, LEC Insurance was dissolved and is no longer a subsidiary of Lincoln.

**NOTE 1**  **ORGANIZATION AND DESCRIPTION OF BUSINESS** *(continued)*

Effective October 1, 2019, Legend Advisory no longer offers investment advisory services. Its investment advisory agreements, and effectively all of its operations, were assigned to Lincoln.

Effective September 1, 2020, Advisory Services (Adserv) outsourced their administrative services to a third party vendor.  Adserv still maintains all of Legend's employer relationships and information sharing agreements.

**NOTE 2**  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase.  The Company did not have any cash equivalents as of December 31, 2021.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Contracts with Customers

As of December 31, 2021 and January 1, 2021, $8,741,862 and $8,578,595, respectively, of the commissions receivable, $162,819 and $230,512, respectively, of the advisory fees receivable, $1,442,965 and $1,773,681, respectively, of the fees receivable, $278,275 and $352,201, respectively, of the receivable from customers, and $9,630 and $68,224, respectively, of the receivable from providers related to contracts with customers.

**NOTE 2**     **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Contracts with Customers *(continued)*

Deferred advisory revenues were $458,356 and $281,330 as of December 31, 2021 and January 1, 2021 respectively.  Deferred advisory revenues represent fees collected in advance of the Company satisfying its respective performance obligations.  In general, performance obligations are satisfied within three months of receipt.  Accordingly, substantially all deferred revenue as of December 31, 2021 and January 1, 2021 is recognized in the subsequent twelve-month period.

Income Taxes

As a limited liability company, the Company is not subject to federal or state income taxes.  As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition does not reflect any assets or liabilities for federal or state income taxes.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company.  Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.  The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2018.

Fixed Assets

Fixed assets include furniture and fixtures, computer and office equipment, and internally developed software and are depreciated or amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of fixed assets whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The capitalization of costs of internally developed software begins when technological feasibility is established. The estimated useful life of fixed assets ranges from three to five years.

**NOTE 2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fixed Assets *(continued)*

Fixed assets as of December 31, 2021 consisted of the following:

| | |
|---|---:|
| Computer and office equipment | $ 10,000 |
| Furniture and fixtures | 13,344 |
| Internally developed software | 1,674,333 |
| | 1,697,677 |
| *Less*: Accumulated depreciation and amortization | (1,697,677) |
| **Fixed assets, net** | $ - |

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 1 month to 7 years, some of which include options to extend the lease for up to 10 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. An allowance for losses is recorded when a determination is made that there is reasonable likelihood that the balance may not be recoverable.  That determination is based on a variety of factors, including the status with Lincoln of the financial representative, the ability of the financial representative's earnings to cover his or her liability, and whether the liability of the financial representative is backed by the financial representative's manager. The method used for determining the provision for doubtful accounts is in accordance with ASU 2016-13, which requires it to be based on estimated future losses, and is consistent with the method used in prior years. Allowance for doubtful accounts comprised of the following:

**NOTE 2**    **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Provision for Doubtful Accounts *(continued)*

| | | |
|---|---|---:|
| Doubtful accounts, beginning balance | $ | 268,686 |
| Write-offs | | (7,176) |
| Provision | | 48,581 |
| **Doubtful accounts, ending balance** | $ | 310,091 |

Goodwill and Other Intangible Assets

Goodwill and sales representative relationships are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

As of October 1, 2019, the operations of Legend Advisory were assigned to the Company and the contribution of the business was affected.  The goodwill on Legend Advisory, which was recorded in accordance with the principles of pushdown accounting, was transferred to the Company.

The Company performed an annual impairment evaluation as of December 31, 2021 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in growing their business. The repayment term of the note ranges from six months to 10 years.

**NOTE 2**     **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains an allowance based on estimated future losses, pursuant to ASU 2016-13. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives.   This methodology is consistent with that which was used in prior years.

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is more likely than not that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2021, all outstanding notes receivable were categorized as performing.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's consolidated statement of financial condition and related disclosures.

**NOTE 3**     **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Segregated cash of $32,208,024 represents cash segregated in special reserve bank account for the exclusive benefit of customers pursuant to the Customer Protection Rule 15c3-3 under the U.S. Securities Exchange Act of 1934.

**NOTE 4**      **RETIREMENT PLAN**

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of the month following 30 days from date of hire. Employees are eligible for the profit-sharing and Section 401(k) component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component. Participants are always fully vested in their contributions and become fully vested in any company contributions after they have completed three years of service.

**NOTE 5**      **GOODWILL AND OTHER INTANGIBLE ASSETS**

Goodwill and other intangible assets are comprised of the following:

| | |
|---|---:|
| Goodwill | $ 16,835,188 |
| Sales representative relationships | 1,848,311 |
| Customer lists | 2,741,393 |
| Total | 21,424,892 |
| *Less:* Accumulated amortization | (2,011,326) |
| **Net** | $ 19,413,566 |

The following table is a breakdown by asset category of the weighted-average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

| Asset Category | Weighted-Average Amortization (Years) | Accumulated Amortization |
|---|:---:|---:|
| Customer lists | 7.94 | $ 2,011,326 |
| **All amortizable intangible assets** | 7.94 | $ 2,011,326 |

NOTE 5    **GOODWILL AND OTHER INTANGIBLE ASSETS** *(continued)*

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009, Virginia in 2016, California in 2018, the Legend Equities merger described in Note 1 and the Legend Advisory business contribution in Note 2.  Goodwill is not amortized.

A summary of goodwill activity is as follows:

| | |
|---|---:|
| Goodwill, beginning balance | $ 16,835,188 |
| Goodwill activity during the year | - |
| **Goodwill, ending balance** | **$ 16,835,188** |

The sales representative relationship assets are related to the Washington State and California acquisitions.  Sales representative relationship assets are not amortized.

The customer lists assets are related to asset purchase of a financial services firm based in Virginia in 2016.  In addition, the customer lists are related to purchase of a portion of financial representative's books of business based in Pennsylvania in 2017.  In 2021, the Company sold a portion of the Pennsylvania book of business and wrote off the corresponding customer lists asset. Furthermore, the Company sold additional customer lists with no basis to a financial representative based in Pennsylvania. Customer lists are being amortized over five to eight years.

Non-amortized intangible assets are subject to periodic review for impairment and are written down as applicable.

NOTE 6    **COMMISSIONS AND OTHER FEES RECEIVABLE**

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which the customers invest.

NOTE 7    **RECEIVABLE FROM AND PAYABLE TO CUSTOMERS**

Securities owned by customers are held as collateral for receivable from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Payable to customers include amounts due on cash transactions.

**NOTE 8** **COMMITMENTS AND CONTINGENCIES**

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Fort Washington, Pennsylvania, but its sales offices are maintained in several other locations. See Note 11 for additional information on leases. The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, as described in Note 10. This lease includes a clause where both parties may terminate the lease without penalty. Accordingly, the lease is classified as short term and therefore, is not included in the future minimum commitments as described in Note 11.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

**NOTE 9** **AGREEMENTS WITH CARRYING BROKER**

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

**NOTE 10      RELATED-PARTY TRANSACTIONS**

The Parent sold a portion of its business to a financial services firm located in New York in 2020.  This business is reflected in the Company's accounts as a result of pushdown accounting, therefore the Company had recorded a receivable from the Parent of $2,000,000 plus interest and is payable in 20 equal quarterly payments.  The amounts included in the receivable from affiliates are $359,242, for the current portion and $862,015 for the long term portion and are included in the accompanying consolidated statement of financial condition as of December 31, 2021.

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Financial representatives of the Company also sell products and services for various affiliates of the Company.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC.  The Company has a payable of $1,280,934 to CA for net advisory fees due, which is included in payable to affiliates in the accompanying consolidated statement of financial condition as of December 31, 2021.

Lincoln Gabor Financial Solutions, LLC (LGFS) is a wholly owned subsidiary of the Parent.  The Company has a payable of $78,879 to LGFS for expenses paid on behalf of Lincoln, which is included in payable to affiliates in the accompanying consolidated statement of financial condition as of December 31, 2021.

Adserv is a wholly owned subsidiary of LGH and is a third party administrator. The Company had collected all receivables from Adserv as of December 31, 2021.

Lincoln Investment Software Group, LLC (LISG) is a wholly owned subsidiary of the Parent.  The Company has a receivable of $73,263 from LISG for expenses paid by the Company on behalf of LISG, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2021.

**NOTE 11    LEASES**

Cash paid for amounts included in the measurement
of lease liabilities:

Operating cash flows from operating leases                      $  3,236,498

Supplemental weighted information related to leases were as follows:

Operating leases weighted average remaining lease
term in years                                                   5.01 years

Operating leases weighted average discount rate                 4.01%

Maturities of lease liabilities as of December 31, 2021 were as follows:

| Year | Amount |
|---|---|
| 2022 | $  2,923,324 |
| 2023 | 2,647,901 |
| 2024 | 2,412,701 |
| 2025 | 2,257,540 |
| 2026 | 1,977,707 |
| 2027 and thereafter | 1,091,560 |
| Total lease payments | 13,310,733 |
| *Less:* Imputed interest | (1,279,089) |
| **Total** | $  12,031,644 |

**NOTE 12    NET CAPITAL REQUIREMENTS**

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-1 net capital requirement. At December 31, 2021, Lincoln had net capital of $36,950,820, which was 13,572% of aggregate debit balances and $36,700,820 in excess of the minimum net capital requirement.

**NOTE 12     NET CAPITAL REQUIREMENTS** *(continued)*

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.

**NOTE 13     UNCERTAINTY**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in the financial markets.  The coronavirus outbreak and government responses are creating disruption to global supply chains and adversely impacting many industries.  The outbreak has negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2021, certain aspects of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

**NOTE 14     SUBSEQUENT EVENT**

Effective January 3, 2022, LGFS a wholly owned subsidiary of the Parent is transitioning their operations to Lincoln.  LGFS is a financial services firm based in Florida specializing in 403(b) retirement plans in the higher education market.